January 9, 2018

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed December 22, 2017, as amended

File No. 333-222279

Dear Ms. Nguyen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of Platinum Eagle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 11, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 1,052 copies of the Preliminary Prospectus dated January 9, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
DEUTSCHE BANK SECURITIES INC. Merrill Lynch, Pierce, Fenner & Smith Incorporated
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Ben Darsney
Name: Ben Darsney
Title: Director

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Cary H. Thompson
Name: Cary H. Thompson
Title: Executive Vice Chairman